UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42007

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>01/01/2022</u> AND ENDING <u>12/31/2022</u>
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: <u>Triad Advisors, LLC</u>

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

<u>5155 Peachtree Parkway, Suite 3220</u>
(No. and Street)

<u>Norcross</u>	<u>GA</u>	<u>30092</u>
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Schmidt	(602) 262-3301	David.Schmidt@advisorgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

<u>Deloitte & Touche LLP</u>
(Name – if individual, state last, first, and middle name)

<u>100 South Mill Avenue, Suite 1800</u>	<u>Tempe</u>	<u>Arizona</u>	<u>85281</u>
(Address)	(City)	(State)	(Zip Code)

<u>October 20, 2003</u>	<u>34</u>
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Schmidt _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Triad Advisors, LLC _____, as of December 31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Treasurer and Financial Operations Principal _____

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND RELATED NOTES

Triad Advisors, LLC and Subsidiary
(SEC File Number. 8-42007)
(A wholly-owned subsidiary of Advisor Group Holdings, Inc.)
December 31, 2022
With Report Of Independent Registered Public Accounting Firm

Triad Advisors, LLC and Subsidiary
(A wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Table of Contents
December 31, 2022

GLOSSARY

Certain terms and abbreviations used throughout this report are defined below.

Term or abbreviation	Definition
AGHI	Advisor Group Holdings, Inc.
AGI	Advisor Group, Inc.
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
FASB	Financial Accounting Standards Board
FINRA	Financial Industry Regulatory Authority
GAAP	Generally Accepted Accounting Principles in the United States of America
Ladenburg	Ladenburg Thalmann Financial Services Inc.
Net Capital Rule	SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital
SEC	Securities and Exchange Commission
Strategic Partnership Sponsors	Third-party investment and insurance companies for which the Company provides marketing services for their advisory, insurance and brokerage products
U.S.	United States of America



Deloitte & Touche LLP
100 South Mill Avenue
Suite 1800
Tempe, AZ 85281-2804
USA

Tel: +1 602 234 5100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Managers of Triad Advisors, LLC:

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Triad Advisors, LLC and Subsidiary (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the consolidated financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2023

We have served as the Company's auditor since 2020.

Triad Advisors, LLC and Subsidiary

(A wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Consolidated Statement of Financial Condition
(In Thousands)
December 31, 2022

ASSETS		
Cash and cash equivalents	$	19,987
Restricted cash		50
Receivables from broker-dealers and clearing firms		5,839
Accounts and notes receivable		9,100
Receivables from affiliates		159
Loans to financial professionals, net of accumulated amortization and allowance for doubtful accounts of $1,050		687
Intangible assets, net of accumulated amortization of $18,126		26,638
Prepaid expenses and other assets		3,428
Total assets		65,888
LIABILITIES & MEMBER'S EQUITY		
LIABILITIES:		
Commissions payable		4,939
Accounts payable and accrued expenses		1,766
Payables to affiliates		1,575
Income tax payable		298
Deferred tax liabilities, net		7,105
Other liabilities		1,663
Total liabilities		17,346
Commitments and contingencies (Note 8)		
MEMBER'S EQUITY:		
Member's equity		48,542
Total liabilities and member's equity	$	65,888

See accompanying notes.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF THE COMPANY

Triad Advisors, LLC (collectively with its subsidiary, the "Company") is a wholly-owned subsidiary of AGHI. AGHI is a wholly-owned subsidiary of AG Parent Corp., which is a wholly-owned subsidiary of Ladenburg.

The Company is a broker-dealer registered with FINRA and the SEC pursuant to the Securities Exchange Act of 1934 and an investment adviser registered under the Investment Advisers Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives (financial professionals) and, through its consolidated subsidiary, Triad Insurance, Inc., the distribution of variable and fixed insurance products. The Company executes its customers' transactions on a fully-disclosed basis through an unaffiliated clearing broker-dealer which carries the accounts and securities of the Company's customers.

Management of the Company has performed an evaluation of subsequent events through February 27, 2023, which is the date the Consolidated Statement of Financial Condition was available to be issued.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Basis of Presentation

The preparation of the consolidated financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions necessary for a fair statement of the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates and assumptions.

Reportable Segment

The Company operates exclusively in the U.S. as one operating segment as it only reports financial information on an aggregate basis to its chief operating decision maker.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Restricted Cash

Restricted cash consists of cash held by unaffiliated clearing broker-dealer firms as a deposit for maintaining minimum required cash balances that the Company has no intention of accessing as of the date of this report.

Fixed Assets

Fixed assets are recorded at cost less accumulated depreciation and amortization. Depreciation is recognized on a straight-line basis over the useful lives of the assets, generally ranging from 3 to 7 years. The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. When assets are considered to be impaired, the impairment to be recognized is measured by the amount which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. Fixed assets are included within "Prepaid expenses and other assets" on the Consolidated Statement of Financial Condition.

Loans to Financial Professionals

Loans to financial professionals represent amounts provided to financial professionals primarily as recruiting and retention incentives. Certain amounts provided as loans are forgiven (generally over a period of 3 to 7 years) or repaid either as a percentage of the financial professional's gross production or on a fixed repayment schedule. For the loans which are forgiven, the Company recognizes amortization expense on a straight-line basis over the stated life of the loan. For repayable loans, the Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible based on historical collection rates, current conditions and management forecasts. Recoveries, if any, are recognized when received.

Goodwill and Intangible Assets

Goodwill is not amortized; however, the remaining acquired intangible assets were deemed to have definite lives and are amortized on a straight-line basis over their useful lives which range from 7 to 10 years. Goodwill and intangible assets are tested annually for impairment on October 1st, or more frequently, as events occur which may indicate that the carrying amounts may not be recoverable.

When testing goodwill for impairment, the Company may first assess qualitative factors to determine if it is more likely than not (i.e. a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount. If, based on the qualitative analysis, the Company determines that it is not more likely than not that a reporting unit's fair value is less than its carrying amount, including goodwill, no further analysis is performed. If the Company determines that it is more likely than not that a reporting unit's fair value is less than its carrying amount based on the qualitative analysis, the Company performs a quantitative analysis. In the first step of the quantitative analysis, the Company compares the fair value of a reporting unit to its carrying amount, including goodwill, to determine a potential impairment. If the fair value is less than the carrying amount, the Company performs the second step of the quantitative analysis which consists of comparing the implied fair value of the reporting unit's goodwill with the carrying amount of the goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, the Company recognizes an impairment loss equal to the difference between the implied fair value and the carrying amount.

During the fourth quarter of 2022, the Company performed the quantitative assessment and concluded that the implied fair value of the Company was less than the carrying value, which resulted in a complete goodwill impairment loss of $75.5 million recognized during the year ended December 31, 2022. Refer to "Note 4 – Goodwill and Intangible Assets" for further information.

The Company monitors the operating and cash flow results related to its intangible assets to identify whether events and circumstances indicate the remaining useful lives of those assets should be adjusted or if the carrying value may not be recoverable. When indicators of impairment are present, recoverability is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated by the respective intangible asset. If the carrying amount exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the intangible asset exceeds the fair value. No impairment of intangible assets was recognized for the Company during the year ended December 31, 2022.

Income Taxes

In preparing the financial statement, the Company estimates income tax expense based on various jurisdictions where it conducts business. This requires the Company to estimate current tax obligations and to assess temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The Company then must assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more-likely-than-not that such deferred tax assets will not be realized. When the Company establishes a valuation allowance or modifies the existing allowance in a certain reporting period, it generally records a corresponding increase or decrease to tax expense. Management makes significant judgments in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowances recorded against the deferred tax assets. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies,

resolution with taxing authorities of issues where the Company had previously taken certain tax positions and newly enacted statutory, judicial and regulatory guidance. These changes could have a material effect on the Company's Consolidated Statement of Financial Condition in the period or periods in which they occur.

The Company recognizes the tax effects of a position in the financial statement only if it is more-likely-than-not to be sustained based solely on its technical merits; otherwise, no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

The Company is included in the consolidated federal income tax return of AGHI. In addition, in those states that have a unitary structure, AGHI also plans to file consolidated returns which include the Company. Federal income taxes and state income taxes under unitary structures are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from AGHI. The amount of current taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. The Company uses the liability method to account for federal and state taxes in accordance with authoritative guidance under U.S. GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax benefits and consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary differences are expected to reverse. The Company calculates its current and deferred state income taxes using the actual apportionment and statutory rates for states in which the Company is required to file on a separate basis.

Leases

The Company determines if an arrangement is a lease or contains a lease at inception. The Company has an operating lease for a corporate office, with a remaining lease term of less than 3 years, and a finance lease for equipment, with a remaining lease term of approximately 1 year. For leases with renewal options, the lease term is extended to reflect renewal options the Company is reasonably certain to exercise. The right-of-use leases are included within "Prepaid expenses and other assets" and the related lease liabilities are included in "Other liabilities" on the Consolidated Statement of Financial Condition.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease expense for the net present value of payments is recognized on a straight-line basis over the lease term.

Contingent Liabilities

The Company recognizes liabilities for contingencies where there is an exposure that, when fully analyzed, indicates that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss is determined to be probable, the estimated range of the loss is based upon currently available information which is subject to significant judgment, a variety of assumptions and uncertainties. When a range of possible loss can be estimated, the Company accrues the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, the Company accrues at the bottom of the range. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal and regulatory proceedings in "Accounts payable and accrued expenses" on the Consolidated Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the customer's account; the basis and viability of the claim; the possibility of wrongdoing on the part of one of the Company's financial professionals; previous results in similar cases; applicable indemnifications; and

legal precedents and case law. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the amounts of the liability recorded for such matters. The cost of defense related to legal and regulatory matters is expensed in the period it is incurred.

Recently Adopted Accounting Pronouncements

ASU 2019-12 – On January 1, 2022, the Company adopted ASU 2019-12, *Simplifying the Accounting for Income Taxes*. The amendments in this standard simplified the accounting for income taxes by removing certain exceptions to the general principles in ASC 740, *Income Taxes*. The amendments also provided improvements related to the consistent application of GAAP as well as simplifying other areas of ASC 740 by clarifying and amending existing guidance. The adoption of this ASU did not have a material impact on the Company's Consolidated Statement of Financial Condition.

ASU 2021-08 – In October 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. This ASU requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606 as if it had originated the contracts. This ASU was effective on January 1, 2023, and the adoption of this ASU did not have a material impact on the Company's Consolidated Statement of Financial Condition.

NOTE 3 – ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable as of December 31, 2022 consist of the following (dollars in thousands):

Commission revenue receivable	$	5,155
Clearing credit and cash sweep revenue receivable		1,280
Strategic Partnership Sponsor revenue receivable		1,014
Other		1,651
Total accounts and notes receivable	$	9,100

NOTE 4 – GOODWILL AND INTANGIBLE ASSETS

The Company assesses the recoverability of goodwill annually as of October 1, and, based on a quantitative analysis, the Company recorded a goodwill impairment of $75.5 million as of December 31, 2022 as the Company's fair value was determined to be less than its carrying value. The fair value of the Company was estimated using a combination of the income approach based on discounted cash flows, and the market approach by examining market transactions for comparable public companies as well as current multiples of peer companies. The decline in fair value primarily resulted from a lower revenue forecast relative to the initial revenue forecast completed at the time of the related acquisition as a result of certain macro and microeconomic conditions, which led to a decline in cash flow projections.

The following table summarizes the carrying amount of goodwill (dollars in thousands):

Balance as of December 31, 2021	$	75,518
Goodwill impairment loss		(75,518)
Balance as of December 31, 2022	$	—

Intangible assets consist of the following as of December 31, 2022 (dollars in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Advisor relationships	$ 42,441	$ (17,457)	$ 24,984
Trade name	2,323	(669)	1,654
Total intangible assets	$ 44,764	$ (18,126)	$ 26,638

NOTE 5 – INCOME TAXES

The following table presents the components of deferred tax assets (liabilities) as of December 31, 2022 (dollars in thousands):

Deferred tax assets:	
Accrued legal fees	$ 188
Accrued bonus	388
Allowance for doubtful accounts	70
Fixed assets	222
Lease liability	337
State taxes	322
Total deferred tax assets	1,527
Deferred tax liabilities:	
Intangible assets	(6,774)
Loans to financial professionals	(987)
Contract acquisition costs	(359)
Right-of-use asset	(328)
Unrealized gains	(12)
Prepaid expenses	(172)
Total deferred tax liabilities	(8,632)
Deferred tax liabilities, net	$ (7,105)

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company accrues interest and penalties related to uncertain tax positions in its provision for income taxes within the Consolidated Statement of Financial Condition. As of December 31, 2022, the Company had no liability for uncertain tax positions.

The Company files income tax returns in the federal jurisdiction, as well as most state jurisdictions, and is subject to routine examinations by the respective taxing authorities. In the federal jurisdiction, the tax years of 2019 to 2022 remain open to examination and in the state jurisdictions, the tax years of 2018 to 2022 remain open to examination as of December 31, 2022.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

NOTE 6 – RELATED PARTY TRANSACTIONS

"Receivables from affiliates" and "Payables to affiliates," as shown on the Consolidated Statement of Financial Condition, are generally settled in cash on a monthly basis.

Loans to Financial Professionals

All new loans to financial professionals are recorded at AGI and are either forgiven over a specified period or repaid based on agreed upon terms. As the loans are forgiven, amortization expense is charged to the Company by AGI. The loans are funded by AGI, which is also the counterparty on the executed loan agreements. If a financial professional separates from the Company, the loan converts to a repayable loan, and payments are made to AGI. Bad debt from uncollectible balances or subsequent recoveries are charged to the Company by AGI. For the year ended December 31, 2022, new loans to the Company's financial professionals of $1.0 million were recorded by AGI.

NOTE 7 – NET CAPITAL REQUIREMENTS AND EXEMPTIONS

The Company is subject to the SEC's Net Capital Rule, which requires the maintenance of minimum net capital. The Company elected to compute net capital under the alternative method as permitted by SEC Rule 15c3-1, which requires the Company to maintain minimum net capital of the greater of $250,000 or 2% of aggregate debit balances arising from client transactions. Net capital can fluctuate on a daily basis.

The net capital and net capital requirements for the Company as of December 31, 2022 are summarized in the following table (dollars in thousands):

Net Capital	Required Minimum Net Capital	Excess Net Capital
$ 18,866	$ 250	$ 18,616

The Company is exempt from the computation of reserve requirements and possession or control requirements under SEC Rule 15c3-3(k)(2)(ii) and because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects any risk of loss to be remote.

Litigation and Regulatory Matters

A purported class action regarding private placements offered by GPB Capital Holdings, LLC ("GPB") has named the Company as defendant. This lawsuit was filed in the United States District Court for the Western District of Texas in October 2019 against GPB and a number of other defendants including its founder, distributing broker-dealer, auditor, fund administrator and approximately 76 broker-dealers that offered its funds, including the Company. The lawsuit alleges, among other things, fraud, breach of fiduciary duty, negligence and violations of the Texas Securities Act in connection with sales of private placements offered by GPB. Damages are unspecified. The Company intends to vigorously defend against these matters.

The Company has been named as a respondent in three simultaneously-filed FINRA arbitration claims regarding alleged sales of investment products that had not been approved by the Company. The alleged sales occurred between 2010 and 2014 and

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

8

were allegedly solicited by two financial professionals who disassociated from the Company more than eight years ago. There are between 11 and 26 claimants in each of the three claims, and the vast majority of the individual claimants were not customers of the Company. It is alleged that the Company's supervision of the financial professionals was inadequate which enabled them to sell the private investments to investors that the claimants allege were unsuitable. The Company has denied all allegations of wrongdoing and is vigorously defending all three claims.

The Company is subject to claims and lawsuits arising in the normal course of business. The Company maintains Errors and Omissions insurance for certain claims and lawsuits. Amounts not covered by indemnification or insurance, including amounts less than the insurance deductible, will be paid directly by the Company. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or other inquiries. These matters could result in censures, fines, penalties or other sanctions.

ASC 450, *Contingencies*, governs the recognition and disclosure of loss contingencies, including potential losses from legal and regulatory matters. ASC 450 categorizes loss contingencies using three terms based on the likelihood of occurrence of events that result in a loss: "probable" means that "the future event or events are likely to occur;" "remote" means that "the chance of the future event or events occurring is slight;" "reasonably possible" means that "the chance of the future event or events occurring is more than remote but less than likely." Under ASC 450, the Company accrues for losses that are considered both probable and reasonably estimable. As of December 31, 2022, the Company accrued approximately $0.9 million for legal and regulatory matters. These liabilities are included in "Accounts payable and accrued expenses" in the Consolidated Statement of Financial Condition.

The Company may incur losses in addition to amounts accrued where the losses are greater than estimated by management, or for matters for which an unfavorable outcome is considered reasonably possible, but not probable. The Company estimates that the aggregate range of reasonably possible losses in excess of amounts accrued is from $0 to $7.9 million as of December 31, 2022. The estimated aggregate range of reasonably possible losses is based upon currently available information for those legal and regulatory matters in which the Company is involved, taking into account the Company's best estimate of reasonably possible losses for those matters as to which an estimate can be made. For certain matters, the Company does not believe an estimate can currently be made as some matters are in preliminary stages and some matters have no specific amounts claimed. The Company's estimate involves significant judgment given the varying stages of the proceedings and the inherent uncertainty of predicting outcomes. The estimated range will change from time to time as the underlying matters, stages of proceedings and available information change. Actual losses may vary significantly from the current estimated range. The Company believes, based on its current knowledge and after consultation with counsel, that the ultimate disposition of these legal and regulatory matters, individually or in the aggregate, is not likely to have a material adverse effect on the Company's Consolidated Statement of Financial Condition. However, in light of the uncertainties involved in such matters, the Company is unable to predict the outcome or timing of the ultimate resolution of these matters, or the potential losses, fines, penalties or equitable relief, if any, that may result.

Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Consolidated Statement of Financial Condition for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally agrees to indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed, or payments are withheld, due either to a change in or adverse application of certain tax laws.

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

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These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Consolidated Statement of Financial Condition for these indemnifications.

Clearing Broker-Dealers

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses unaffiliated clearing broker-dealers to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealers to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any potential losses will be material.

Concentration of Risk

The Company has receivables from an unaffiliated clearing broker-dealer, which represent a concentration of credit risk should this clearing broker-dealer be unable to fulfill their obligations.

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.